SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

CIFC DEERFIELD CORP.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
125471102
(CUSIP Number)
CIFC Parent Holdings LLC
Attention: Peter Gleysteen
c/o Charlesbank Capital Partners, LLC
200 Clarendon Street, 54th Floor
Boston, MA 02116
(617) 619-5400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 13, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	125471102	13D	Page	2	of	26	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) CIFC Parent Holdings LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		9,090,909

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,090,909

WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,090,909*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* See Item 5 of this Schedule 13D.

CUSIP No.	125471102	13D	Page	3	of	26	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Charlesbank CIFC Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		9,090,909

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,090,909

WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,090,909*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* See Item 5 of this Schedule 13D.

CUSIP No.	125471102	13D	Page	4	of	26	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Charlesbank Equity Fund V, Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	7.	SOLE VOTING POWER

NUMBER OF		9,090,909

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,090,909

WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,090,909*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* See Item 5 of this Schedule 13D.

CUSIP No.	125471102	13D	Page	5	of	26	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Charlesbank Equity Fund VI, Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	7.	SOLE VOTING POWER

NUMBER OF		9,090,909

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,090,909

WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,090,909*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* See Item 5 of this Schedule 13D.

CUSIP No.	125471102	13D	Page	6	of	26	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) CB Offshore Equity Fund VI, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		9,090,909

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,090,909

WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,090,909*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* See Item 5 of this Schedule 13D.

CUSIP No.	125471102	13D	Page	7	of	26	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Charlesbank Coinvestment Partners, Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	7.	SOLE VOTING POWER

NUMBER OF		9,090,909

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,090,909

WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,090,909*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* See Item 5 of this Schedule 13D.

CUSIP No.	125471102	13D	Page	8	of	26	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Charlesbank Equity Coinvestment Fund VI, Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	7.	SOLE VOTING POWER

NUMBER OF		9,090,909

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,090,909

WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,090,909*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* See Item 5 of this Schedule 13D.

CUSIP No.	125471102	13D	Page	9	of	26	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Charlesbank Capital Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	7.	SOLE VOTING POWER

NUMBER OF		9,090,909

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,090,909

WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,090,909*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* See Item 5 of this Schedule 13D.

CUSIP No.	125471102	13D	Page	10	of	26	Pages

ITEM 1.	SECURITY AND ISSUER.
This Statement on Schedule 13D relates to shares of common stock, $0.001 par value per share (the “Shares”), of CIFC Deerfield Corp. (formerly known as Deerfield Capital Corp.), a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 250 Park Avenue, 5th Floor, New York, New York 10177.

ITEM 2.	IDENTITY AND BACKGROUND.
Item 2 (a) — (c). This statement is being filed by the following persons:
(i)	CIFC Parent Holdings LLC, a Delaware limited liability company (“CIFC Parent”);

(ii)	Charlesbank CIFC Holdings, LLC, a Delaware limited liability company (“CB CIFC Holdings”);

(iii)	Charlesbank Equity Fund V, Limited Partnership, a Massachusetts limited partnership (“CB V”)

(iv)	Charlesbank Equity Fund VI, Limited Partnership, a Massachusetts limited partnership (“CB VI”);

(v)	CB Offshore Equity Fund VI, L.P., a Cayman Islands exempt limited partnership (“CB Offshore”);

(vi)	Charlesbank Coinvestment Partners, Limited Partnership, a Massachusetts limited partnership (“CB Coinvestment Partners”);

(vii)	Charlesbank Equity Coinvestment Fund VI, Limited Partnership, a Massachusetts limited partnership (“CB Coinvestment VI” and, together with CB V, CB VI, CB Offshore and CB Coinvestment Partners, the “CB Funds”); and

(viii)	Charlesbank Capital Partners, LLC, a Massachusetts limited liability company (“CB GP”).
CIFC Parent, CB CIFC Holdings, each of the CB Funds and CB GP are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”
CIFC Parent is principally engaged in the business of owning the Shares and cash consideration issued to CIFC Parent pursuant to the Merger Agreement (as defined in Item 4), owning securities in collateralized loan obligations and all matters relating thereto. The executive officers of CIFC Parent are Peter Gleysteen, the President and Chief Executive Officer, and Robert Milton, the Secretary. The directors of CIFC Parent are Peter Gleysteen (Chairman), Samuel P. Bartlett, Michael Eisenson, Tim Palmer, William Park and Frank Puleo. The business address and principal executive offices of CIFC Parent and its executive officers and directors are c/o Charlesbank Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116.
CB CIFC Holdings, each of the CB Funds and CB GP (collectively, “Charlesbank”) are all principally engaged in the business of investing in securities. The business address and principal executive offices of Charlesbank are c/o Charlesbank Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116.
Item 2 (d) — (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 2 (f). Each natural person identified in this Item 2 is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
On April 13, 2011 (the “Closing Date”), pursuant to the Merger Agreement (as defined in Item 4), the Merger (as defined in Item 4) of Commercial Industrial Finance Corp., a Delaware corporation and wholly-owned subsidiary of CIFC Parent (“CIFC”), with and into a wholly-owned subsidiary of the Issuer was consummated. Pursuant to the terms of the Merger Agreement, as consideration for the Merger, (i) on the Closing Date, CIFC Parent received 9,090,909 Shares and cash payment of $2.5 million and (ii) CIFC Parent will receive (a) additional payments totaling $5 million in cash payable in two equal installments of $2.5 million (subject to certain adjustments) on the first and second anniversaries of the Closing Date and (b) the first $15 million of incentive fees received by the combined company from certain CLOs currently managed by CIFC (the “CIFC Incentive Fee CLOs”), and 50% of any incentive fees in excess of $15 million in the aggregate received by the combined company over the next ten years from the CIFC Incentive Fee CLOs, plus, pursuant to the Put/Call Agreement (as defined in Item 4), payments relating to the present value of any such incentive fees that remain payable to the combined company after the tenth anniversary of the Closing Date. In addition, the Issuer has the obligation to pay or reimburse CIFC Parent for expenses incurred by CIFC Parent and CIFC in connection with the transactions pursuant to the Merger Agreement. For a description of the Merger Agreement and the Put/Call Agreement, see Item 4 below, which description is incorporated by reference into this Item 3.

CUSIP No.	125471102	13D	Page	11	of	26	Pages

ITEM 4.	PURPOSE OF TRANSACTION.
The Merger Agreement
On April 13, 2011, pursuant to that certain Agreement and Plan of Merger, dated as of December 21, 2010 (as amended, the “Merger Agreement”), by and among the Issuer, CIFC Parent, CIFC, Bulls I Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of the Issuer, and Bulls II Acquisition LLC, a Delaware limited liability company and direct wholly-owned subsidiary of the Issuer, the merger of CIFC with and into a wholly-owned subsidiary of the Issuer (the “Merger”) was consummated. As consideration for the Merger, CIFC Parent received, among other things, 9,090,909 Shares.
The Stockholders Agreement
In connection with the Merger Agreement and the transactions contemplated thereby, CIFC Parent entered into the Amended and Restated Stockholders Agreement, (the “Stockholders Agreement”) dated as of April 13, 2011, by and among the Issuer, DFR Holdings, LLC, a Delaware limited liability company (“DFR Holdings”) (as assignee of Bounty Investments, LLC (“Bounty”) pursuant to the Assignment and Contribution Agreement, dated as of April 13, 2011 (the “Contribution Agreement”), by and among Bounty, DFR Holdings, the Issuer and CIFC), and CIFC Parent (together with DFR Holdings, the “Investors” and each individually an “Investor”). Pursuant to the Amended and Restated Stockholders Agreement, the size of the Board of Directors of the Issuer (the “Board”) was increased by two directors so that the Board now consists of eleven directors, comprised of (i) three directors designated by each of DFR Holdings and CIFC Parent, (ii) three directors nominated by the Nominating Committee of the Board and who must qualify as independent directors, (iii) Peter Gleysteen, who became the Issuer’s Chief Executive Officer as a result of the consummation of transactions contemplated by the Merger Agreement, and (iv) Jonathan Trutter, for so long as he remains an employee of the Issuer, provided that any director replacing Mr. Trutter as a director will have to be nominated by the Nominating Committee of the Board and meet the same independence standards as the other independent directors of the Issuer. The following directors designated by CIFC Parent were appointed to the Board: Samuel P. Bartlett, Michael R. Eisenson and Tim R. Palmer. The following directors designated by DFR Holdings were appointed to the Board: Andrew Intrater, Jason Epstein and Paul Lipari. In connection with the Merger Agreement, Robert E. Fischer, Richard A. Mandell and Stuart I. Oran on February 10, 2011, Daniel K. Schrupp on February 11, 2011, and Peter H. Rothschild on February 15, 2011, each of whom was previously a director of the Issuer, tendered their resignations from the Board which resignations were effective upon the completion of the Merger on the Closing Date.
Pursuant to the Stockholders Agreement, so long as an Investor owns at least 25%1 of the outstanding Common Stock of the Issuer, par value $0.01 per share (“Common Stock”), it has the right to designate three directors to the Board. So long as an Investor owns at least 15% and 5% of the outstanding Common Stock, such Investor has the right to designate two directors and one director, respectively. If an Investor owns less than the minimum percentage necessary for the designation of directors as set forth above as a result of dilution of the Common Stock (other than dilution resulting from new issuances of equity interests or securities for which such Investor has certain preemptive rights), the Issuer must provide the Investor the opportunity to purchase an amount of Common Stock to cure such deficiency.
Each Investor has the right to designate one director to the Nominating Committee of the Board so long as it has the right to designate at least two directors to the Board. In addition, the Strategic Committee of the Board was dissolved upon the consummation of the transactions contemplated by the Merger Agreement. CIFC Parent’s designee to the Nominating Committee is Mr. Bartlett.
So long as any Investor owns at least 5% of the outstanding Common Stock, if the Issuer proposes to issue any securities (subject to specified exceptions), including shares of Common Stock, other capital stock or convertible securities, then each Investor has the right to purchase in such issuance the number of securities up to its current ownership percentage of the Issuer at the same purchase price as the Issuer’s proposed issuance to other purchasers.
Each Investor has a consent right with respect to the following actions until the earlier of (a) three years from the date of the Stockholders Agreement, (b) the date on which the Investors, collectively, own less than 35% of the outstanding Common Stock and (c) the date on which such Investor owns less than 20% of the outstanding Common Stock: (i) the acquisition or disposal of any corporation, entity, division or other business concern having a value in excess of $10,000,000 in a single transaction or series of related transactions, (ii) the dissolution, liquidation, reorganization or recapitalization or bankruptcy of the Issuer, (iii) the replacement of the chief executive officer of the Issuer, (iv) the maintenance of the Issuer’s headquarters outside of New York, New York, (v) the

[1]	All percentages under the Stockholders Agreement assume the conversion of the Issuer’s Senior Subordinated Convertible Notes, due December 9, 2012 (the “Convertible Notes”) and issued pursuant to the Senior Subordinated Convertible Notes Agreement, dated as of March 22, 2010 (the “Convertible Notes Agreement”), by and between the Issuer and DFR Holdings (as assignee of Bounty pursuant to the Contribution Agreement).

CUSIP No.	125471102	13D	Page	12	of	26	Pages
issuance of any new shares of Common Stock, equity interests or convertible securities of the Issuer in a registration under the Securities Act of 1933, as amended (subject to certain exceptions) and (vi) the incurrence, assumption or guarantee of any indebtedness for borrowed money, except for (A) indebtedness incurred in the ordinary course of business not in excess of $20,000,000 in the aggregate and (B) repurchase obligations pursuant to the Issuer’s investments in residential mortgage-backed securities, provided that such repurchase obligations do not exceed $275,000,000 or such other amount as is established by the Board from time to time.
The Stockholders Agreement includes a standstill provision which caps both Investors’ aggregate beneficial ownership of Common Stock and other voting securities at 80% of the shares of Common Stock, and their individual beneficial ownerships at 39.28% for CIFC Parent and 37.58% for DFR Holdings. Subject to certain exceptions (including, without limitation, any acquisitions consented to by a majority of the independent directors of the Board), the Investors cannot acquire Common Stock or other voting securities that would result in their ownership of Common Stock and other voting securities exceeding the applicable caps. Subject to the aggregate 80% cap, the Investors may transfer shares of Common Stock among themselves. In addition, each Investor is required to cause any transferee of more than 15% of the Common Stock to agree to be bound by the terms of the standstill provisions. The standstill provisions remain in effect until the earliest to occur of (i) entry by the Issuer into a definitive agreement providing for a change of control transaction, and (ii) in respect of an Investor, the date that such Investor owns less than 5% of the outstanding Common Stock.
Each Investor was granted a right of first refusal in the event that the other Investor entertains a bona fide offer from any third party to purchase all or any portion of the Convertible Notes held by such Investor. Following receipt of the bona fide offer from the third party, the Investor must offer to sell such number of Convertible Notes to the other Investor on the same terms and conditions and at the same price offered to such third party.
Each Investor was granted a right of first offer in the event that the other Investor proposes to transfer all or any portion of the shares of Common Stock held by such Investor. In such case, the transferring Investor must first offer to transfer such shares to the other Investor. However, in no event will an Investor be required to offer its shares of Common Stock to the other Investor if such offered shares (together with all shares transferred by such Investor in the preceding twelve month period) constitute less than the lesser of (i) 4.99% of the outstanding Common Stock and (ii) 10% of the shares of Common Stock held by such Investor immediately prior to such transfer.
Pursuant to the Stockholders Agreement, the Investors agreed to form a “group” holding over 50% of the outstanding Common Stock of the Issuer thereby allowing the Issuer to elect to become a “controlled company” as defined by Rule 5615(c) of the NASDAQ Marketplace Rules. In addition, pursuant to the Stockholders Agreement, the Issuer agreed to elect to be a “controlled company,” and agreed that it will continue to elect to be a controlled company for so long as the Investors hold over 50% of the outstanding Common Stock and satisfy the “group” requirements. In connection with the Stockholders Agreement, and for so long as the Investors hold over 50% of the outstanding Common Stock, each Investor is required to take all action necessary for the Issuer to be able to be treated as a “controlled-company” and make all necessary filings and disclosures associated therewith. See Item 5 below for more information regarding the Investors’ “group” designation.
The Stockholders Agreement continues in effect until the earlier of (i) termination by written agreement of the Issuer and each Investor holding at least 20% of the outstanding Common Stock (assuming conversion of the Convertible Notes), and (ii) as to any Investor, such time as such Investor holds less than 5% of the outstanding Common Stock (assuming conversion of the Convertible Notes) after giving effect to any cure purchase rights.
The Registration Rights Agreement
In connection with the closing of the transactions contemplated by the Merger Agreement, CIFC Parent entered into an Amended and Restated Registration Rights Agreement, dated as of April 13, 2011 (the “Registration Rights Agreement”), with DFR Holdings (as assignee of Bounty pursuant to the Contribution Agreement), pursuant to which the Issuer granted registration rights to CIFC Parent and DFR Holdings with regard to the shares of Common Stock held by each Investor, including the shares of Common Stock issuable upon the conversion of the Convertible Notes (the “Conversion Shares”). Under the Registration Rights Agreement, CIFC Parent and DFR Holdings have two demand registration rights each and unlimited piggyback rights, subject to customary underwriter cutbacks and issuer blackout periods. The Issuer will pay all fees and expenses relating to the registration of the Common Stock pursuant to the Registration Rights Agreement.
Ancillary Agreements
In connection with the closing of the transactions contemplated by the Merger Agreement, CIFC Parent entered into a Management Agreement, dated as of April 13, 2011 (the “Management Agreement”), with the Issuer. Pursuant to the Management Agreement, the

CUSIP No.	125471102	13D	Page	13	of	26	Pages
Issuer will provide support and assistance to CIFC Parent in the form of certain administrative and support services related to the business and operations of CIFC Parent. In connection with the Management Agreement, the Issuer will receive an annual management fee equal to (i) $50,000 plus (ii) $15,000 for each issuer of collateralized loan obligations in which CIFC Parent holds securities during such annual period (pro rated as applicable). CIFC Parent will also reimburse the Issuer for reasonable documented out-of-pocket expenses (subject to certain caps) in connection with the performance of the services during the term of the Management Agreement.
In connection with the closing of the transactions contemplated by the Merger Agreement, CIFC Parent entered into a Put/Call Agreement, dated as of April 13, 2011 (the “Put/Call Agreement”), with the Issuer, pursuant to which CIFC Parent will receive payments in respect of certain management incentive fees payable to CIFC after the tenth anniversary of the Closing Date (the “Put/Call Date”). The Put/Call Agreement provides that between 30 and 60 days prior to the Put/Call Date, the Issuer must deliver to CIFC Parent a statement setting forth the Issuer’s calculation of all of management incentive fees payable to CIFC from and after the Put/Call Date. On the Put/Call Date, the Issuer will pay to CIFC Parent a lump sum amount equal to the present value of such future incentive fees (based on a discount rate of 15% for Tier I incentive fees and 20% for Tier II incentive fees). All such payments will be deemed to be ''Contingent Cash Consideration’’ as defined in the Merger Agreement.
The foregoing descriptions of the Merger Agreement, the Stockholders Agreement, the Registration Rights Agreement, the Management Agreement and the Put/Call Agreement are not complete and are qualified in their entirety by the terms of each such document, which are attached hereto as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5 and Exhibit 6, respectively, and are incorporated herein by reference.
Except as set forth herein, CIFC Parent does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
Item 5 (a). As of the date hereof, CIFC Parent directly owns 9,090,909 Shares, representing approximately 44.9%2 of the outstanding Shares of the Issuer.
Due to their relationship with each other and with CIFC Parent, each of CB, CIFC Holdings, each of the CB Funds and CB GP may also be deemed to beneficially own the 9,090,909 Shares directly held by CIFC Parent, representing approximately 44.9% of the outstanding Shares of the Issuer.
As required under the terms of the Stockholders Agreement, the Reporting Persons and the Bounty Persons (as defined below) acknowledge that they are acting as a “group” for the purpose of causing the Issuer to qualify as a “controlled company” under applicable NASDAQ Marketplace Rules. The aggregate number of Shares beneficially owned collectively by the Reporting Persons and the Bounty Persons is 17,768,595, which represents approximately 72.9%3 of the outstanding Shares of the Issuer. The share ownership reported herein by the Reporting Persons does not include any Shares owned by the Bounty Persons, and the Reporting Persons disclaim beneficial ownership of Shares of the Issuer except as disclosed herein. The Reporting Persons take no responsibility for any filings made by the Bounty Persons in connection with the foregoing or the completeness or accuracy of any information contained therein. The “Bounty Persons” referenced in this Schedule 13D are DFR Holdings, Bounty, Santa Maria Overseas Ltd., Mayflower Trust and TZ Columbus Services Limited.
Item 5 (b). Each Reporting Person has the sole power to vote or to direct the vote or the sole power to dispose or to direct any of 9,090,909 Shares.

[2]	Based on 20,255,430 Shares outstanding, which include (i) 11,164,521 Shares outstanding as of March 28, 2011 as reported in the Issuer’s annual report on Form 10-K filed on March 31, 2011 (the “Annual Report”) and (ii) 9,090,909 issued pursuant to the Merger Agreement.

[3]	Based on 24,387,661 Shares outstanding, which include (i) 11,164,521 Shares outstanding as of March 28, 2011, as reported in the Annual Report, (ii) 9,090,909 Shares issued on April 13, 2011 pursuant to the Merger Agreement, and (iii) 4,132,231 Shares issuable to DFR Holdings upon the conversion of $25 million in aggregate principal amount of the Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of such Convertible Notes that are subject to certain adjustments from time to time for specified events pursuant to the Convertible Notes Agreement (as reported in the Schedule 13D Amendment filed by DFR Holdings on April 15, 2011).

CUSIP No.	125471102	13D	Page	14	of	26	Pages
Item 5 (c). Except for the issuance of 9,090,909 Shares to CIFC Parent pursuant to the Merger Agreement, none of the Reporting Persons, and, to the knowledge of each of the Reporting Persons, none of the directors or executive officers of CIFC Parent, has effected any transaction in the Shares in the last 60 days.
Item 5 (d). Each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares owned by CIFC Parent and reported by this statement.
Item 5 (e). Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

2	Agreement and Plan of Merger, dated as of December 21, 2010, by and among Issuer, Bulls I Acquisition Corporation, Bulls II Acquisition LLC, CIFC Parent and CIFC (incorporated by reference to Exhibit No. 2.1 to the Issuer’s Current Report on Form 8-K filed on December 22, 2010).

3	Amended and Restated Stockholders Agreement, dated as of April 13, 2011, by and among Issuer, CIFC Parent and DFR Holdings (incorporated by reference to Exhibit No. 10.1 to the Issuer’s Current Report on Form 8-K filed on April 14, 2011).

4	Amended and Restated Registration Rights Agreement, dated as of April 13, 2011, by and among Issuer, CIFC Parent and DFR Holdings (incorporated by reference to Exhibit No. 10.2 to the Issuer’s Current Report on Form 8-K filed on April 14, 2011).

5	Management Agreement, dated as of April 13, 2011, by and between Issuer and CIFC Parent.

6	Put/Call Agreement, dated as of April 13, 2011, by and between Issuer and CIFC Parent (incorporated by reference to Exhibit No. 10.3 to the Issuer’s Current Report on Form 8-K filed on April 14, 2011).

CUSIP No.	125471102	13D	Page	15	of	26	Pages
SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: April 25, 2011

CIFC PARENT HOLDINGS LLC
By:	/s/ Samuel P. Bartlett
	Name:	Samuel P. Bartlett
	Title:	Director

CHARLESBANK CIFC HOLDINGS, LLC
By:	Charlesbank Equity Fund V, Limited Partnership, its Managing Member

By:	Charlesbank Equity Fund V GP, Limited Partnership, its General Partner

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Tami E. Nason
	Name:	Tami E. Nason
	Title:	Senior Vice President and General Counsel

CHARLESBANK EQUITY FUND V, LIMITED PARTNERSHIP
By:	Charlesbank Equity Fund V GP, Limited Partnership, its General Partner

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Tami E. Nason
	Name:	Tami E. Nason
	Title:	Senior Vice President and General Counsel

CHARLESBANK EQUITY FUND VI, LIMITED PARTNERSHIP
By:	Charlesbank Equity Fund VI GP, Limited Partnership, its General Partner

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Tami E. Nason
	Name:	Tami E. Nason
	Title:	Senior Vice President and General Counsel

CUSIP No.	125471102	13D	Page	16	of	26	Pages

CB OFFSHORE EQUITY FUND VI, L.P.
By:	Charlesbank Equity Fund VI GP, Limited Partnership, its Managing General Partner

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Tami E. Nason
	Name:	Tami E. Nason
	Title:	Senior Vice President and General Counsel

CHARLESBANK COINVESTMENT PARTNERS, LIMITED PARTNERSHIP
By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Tami E. Nason
	Name:	Tami E. Nason
	Title:	Senior Vice President and General Counsel

CHARLESBANK EQUITY COINVESTMENT FUND VI, LIMITED PARTNERSHIP
By:	Charlesbank Equity Coinvestment Fund VI GP, Limited Partnership, its General Partner

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Tami E. Nason
	Name:	Tami E. Nason
	Title:	Senior Vice President and General Counsel

CHARLESBANK CAPITAL PARTNERS, LLC
By:	/s/ Tami E. Nason
	Name:	Tami E. Nason
	Title:	Senior Vice President and General Counsel